Exhibit 99.4

News Release

Communiqué de Presse

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Tel. : (33) 1 47 44 58 53

Fax : (33) 1 47 44 58 24

Martin DEFFONTAINES

Karine KACZKA

Magali PAILHE

Patrick GUENKEL

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 944 195 400 euros

542 051 180 R.C.S. Nanterre

www.total.com

Ordinary and Extraordinary Shareholders’ meeting of May 16, 2014

Approval of all resolutions proposed by the Board of Directors

Dividend of €2.38 per share

Paris, May 16, 2014 — The Annual Shareholders’ Meeting of Total was held on May 16, 2014, under the chairmanship of Christophe de Margerie. Shareholders adopted all resolutions recommended by the Board of Directors, including:

•	Approval of the 2013 financial statements and payment of a cash dividend for 2013 of €2.38 per share. Taking into account the quarterly interim dividend payments for 2013[1], the final dividend of €0.61 per share, up 3.4% from €0.59 per share in respect of 2012, will be paid in cash on June 5, 2014[2].

•	Re-election of Mrs. Patricia Barbizet, Mrs. Marie-Christine Coisne-Roquette, Mrs. Barbara Kux and Mr. Paul Desmarais Jr. to new three-year terms as directors.

•	Various delegations of authority and financial authorizations granted to the Board of Directors.

•	Various amendments to Total S.A.’s articles of incorporation, including notably those concerning the age limits of executive directors as well as the appointment of employee representatives to the Board or Directors.

The full results of the votes will be available on Total’s corporate website www.total.com in the coming days.

[1]	Ex-dividend dates for the three 2013 interim dividends were September 24, 2013 for first quarter 2013 (€0.59/share), December 16, 2013 for second quarter 2013 (€0.59/share), and March 24, 2014 for third quarter 2013 (€0.59/share).
[2]	The ex-dividend date for the final dividend of 2013 will be June 2, 2014.

The Shareholders’ Meeting was also an opportunity for Christophe de Margerie, Chairman and CEO, and Patrick de La Chevardière, Chief Financial Officer, to report to shareholders on the activities of the Board of Directors, corporate governance, executive directors’ compensation, and the Group’s 2013 performance and outlook.

Christophe de Margerie highlighted the quality of Total’s corporate governance. He described the activities of the Board and its four committees, and also emphasized the Group’s absolute priority to safety, as well as the total commitment to Corporate Social Responsibility of both himself and his teams.

Patrick de La Chevardière discussed the Group’s solid 2013 results, a slight decrease from the previous year, despite a significant deterioration of European refining margins. He underlined that as announced, the intensive investment phase that the Group embarked on to increase its production reached a peak of 28 billion dollars in 2013.

Finally, Christophe de Margerie presented the Group’s outlook. In the upstream, major projects launched in key regions like Africa, Canada and Russia, as well as entry into promising new assets, notably in Brazil, allow Total to confirm its objectives and strengthen its outlook beyond 2017. In exploration, Total is continuing to pursue its ambitious program which includes, in particular, high-potential prospects in Brazil, the Kwanza basin in Angola and Ivory Coast. In the downstream, Christophe de Margerie detailed the progress made in the program to increase profitability from 2010 to 2015 thanks to major projects, with notably the start-up of the first units of the Satorp platform in Saudi Arabia in 2013, portfolio optimization, and productivity gains.

Christophe de Margerie concluded by thanking the 3,400 shareholders present for their loyalty and confidence, and reiterated the Group’s commitment to continuing the dynamic launched in all its businesses while always placing the highest priority on safety and the environment.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 98,800 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com